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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                                   Akorn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   009728 10 6
--------------------------------------------------------------------------------
                                 (Cusip Number)

John N. Kapoor                                Copy     Thomas J. Murphy
EJ Financial Enterprises, Inc.                To:      McDermott, Will & Emery
225 E. Deerpath, Suite 250                             227 West Monroe Street
Lake Forest, IL 60045                                  Chicago, IL 60606

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 18, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|
================================================================================

             This Amendment No. 11 (the "Amendment") to Schedule 13D is being filed to disclose that John N. Kapoor Trust dated 9/20/89 (the "Trust") along with other potential investors has delivered a written proposal to Akorn, Inc. ("Akorn") to purchase a total of $23,000,000 worth of a new series of Convertible Preferred Stock to be issued by Akorn if it accepts the proposal. The Trust's portion of the proposed purchase is $10,735,000.

             If this proposal is accepted by Akorn and the proposed purchase is consummated, the Trust will file another amendment to this Schedule 13D to reflect its new stock ownership.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
             If this proposal is accepted by Akorn, the Trust will fund its obligation to purchase the Convertible Preferred Stock from its own assets and/or from borrowings.

ITEM 4.      PURPOSE OF TRANSACTION
             The proposal indicates that if it is accepted by Akorn, Akorn will use the proceeds to retire existing senior debt.

             Both Dr. Kapoor and the Trust, as well as the other persons filing this Amendment No. 11, have acquired the shares of Akorn common stock as an investment and intend to continue to review Akorn's business affairs and general economic and industry conditions. Based upon such review, persons named herein, will, on an on-going basis, evaluate various alternative courses of action including additional capital investments in Akorn. Alternatively, the persons filing this statement may sell all or a portion of their holdings in Akorn in the open market, subject to the requirement of Rule 144 or as otherwise permitted.



================================================================================

                                       2

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




August 20, 2003
                                             /s/ John N. Kapoor
                                             -----------------------------
                                             John N. Kapoor


                                             /s/ Editha Kapoor
                                             -----------------------------
                                             Editha Kapoor
August 20, 2003


                                       EJ FINANCIAL/AKORN MANAGEMENT, L.P.
August 20, 2003
                                       By: /s/ John N. Kapoor
                                             -----------------------------
                                             John N. Kapoor, Managing
                                             General Partner




                                       John N. Kapoor Trust
                                       dtd 9/20/89

August 20, 2003                        By: /s/ John N. Kapoor
                                             -----------------------------
                                             John N. Kapoor as Trustee